                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    FORM 11-K


(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____________ to ______________

Commission file number:  1-4455

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Tax-Deferred Investment Plan of Dole Food Company, Inc. and
                  Participating Divisions and Subsidiaries

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Dole Food Company, Inc.
                              31365 Oak Crest Drive
                          Westlake Village, CA  91361

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1997 AND 1996

SIGNATURES                                                                              1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                2

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, With Fund                           3-4
      Information as of December 31, 1997 and 1996

  Statement of Changes in Net Assets Available for Benefits,                            5
      With Fund Information for the Year Ended December 31, 1997

NOTES TO FINANCIAL STATEMENTS                                                          6-13

SUPPLEMENTAL SCHEDULES:

  Schedule I:     Item 27a - Schedule of Assets Held for Investment                    14
                        Purposes as of December 31, 1997

  Schedule II:    Item 27d - Schedule of Reportable Transactions                       15
                        for the Year Ended December 31, 1997

EXHIBITS                                                                               16


NOTE: Schedules other than those listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       TAX-DEFERRED INVESTMENT PLAN OF DOLE
                                       FOOD COMPANY, INC., AND PARTICIPATING
                                       DIVISIONS AND SUBSIDIARIES



                                       By: /s/ GEORGE R. HORNE
                                           ------------------------------------
                                           George R. Horne
                                           Chairman, Retirement Plan Committee


Dated: June 25, 1999

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Corporate Compensation and Benefits
     Committee of Dole Food Company, Inc.:

We have audited the accompanying statements of net assets available for benefits with fund information of the Tax Deferred Investment Plan of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (the "Plan") as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of December 31, 1997 and 1996 and the changes in its net assets available for benefits with fund information for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


                                           /s/ ARTHUR ANDERSEN LLP

Los Angeles, California
June 4, 1999

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997

                                                                                                  International
                                                                      Balanced        Equity         Growth          Stable
                                                        Total           Fund        Index Fund        Fund         Value Fund
                                                    ------------    ------------   ------------   ------------    ------------
ASSETS:

CASH                                                $     16,710    $     -        $     8,713     $     -        $     -

INVESTMENTS, AT FAIR VALUE:
  Value of interest in
    common/collective trusts                          27,126,059          -         27,126,059           -              -
  Plan interest in Master Trust                       21,872,714          -              -               -         21,872,714
  Value of interest in registered
    investment companies                              55,945,975     24,405,774          -          15,146,509          -
  Corporate common stock                               3,112,800          -              -               -              -
  Loans to participants                                2,427,531          -              -               -              -
                                                    ------------    -----------    -----------     -----------    -----------
                  Total investments                  110,485,079     24,405,774     27,126,059      15,146,509     21,872,714
RECEIVABLES:
  Employer contributions                                 264,181         50,616         62,047          41,979         48,623
  Employee contributions                                 281,796         46,489         70,617          48,494         50,262
  Dividends receivable                                        61          -              -               -              -
  Sales pending settlement                                85,949          -              -               -              -
  Accrued income                                          11,122          -              -               -              -
                                                    ------------    -----------    -----------     -----------    -----------
                  Total receivables                      643,109         97,105        132,664          90,473         98,885
                                                    ------------    -----------    -----------     -----------    -----------
                  Total assets                       111,144,898     24,502,879     27,267,436      15,236,982     21,971,599
                                                    ------------    -----------    -----------     -----------    -----------
LIABILITIES:

ACCRUED LIABILITIES                                      (22,155)        (4,483)        (4,745)         (2,596)        (7,041)
                                                    ------------    -----------    -----------     -----------    -----------
                  Total liabilities                      (22,155)        (4,483)        (4,745)         (2,596)        (7,041)
                                                    ------------    -----------    -----------     -----------    -----------
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS                     (2,709)       294,996         99,176        (145,810)      (231,680)
                                                    ------------    -----------    -----------     -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                   $111,120,034    $24,793,392    $27,361,867     $15,088,576    $21,732,878
                                                    ------------    -----------    -----------     -----------    -----------
                                                    ------------    -----------    -----------     -----------    -----------


                                                                      Dole
                                                       Money         Common
                                                    Market Fund    Stock Fund      Growth Fund      Loan Fund     Bond Fund
                                                    -----------    -----------     -----------     -----------    ---------
ASSETS:

CASH                                                $     -        $     7,997     $     -         $    -         $    -

INVESTMENTS, AT FAIR VALUE:
  Value of interest in
    common/collective trusts                              -              -               -              -              -
  Plan interest in Master Trust                           -              -               -              -              -
  Value of interest in registered
    investment companies                             2,506,095           -          13,217,004          -          670,593
  Corporate common stock                                  -          3,112,800           -              -              -
  Loans to participants                                   -              -               -          2,427,531          -
                                                    ----------      ----------     -----------     ----------     --------
                  Total investments                  2,506,095       3,112,800      13,217,004      2,427,531      670,593
RECEIVABLES:
  Employer contributions                                 4,635           6,993          45,920          -            3,368
  Employee contributions                                 6,538           7,286          50,649          -            1,461
  Dividends receivable                                    -                 61           -              -              -
  Sales pending settlement                                -             85,949           -              -              -
  Accrued income                                        11,122           -               -              -              -
                                                    ----------      ----------     -----------     ----------     --------
                  Total receivables                     22,295         100,289          96,569          -            4,829
                                                    ----------      ----------     -----------     ----------     --------
                  Total assets                       2,528,390       3,221,086      13,313,573      2,427,531      675,422
                                                     ----------     ----------     -----------     ----------      --------
LIABILITIES:

ACCRUED LIABILITIES                                       (650)           (708)         (1,908)         -              (24)
                                                    ----------      ----------     -----------     ----------     --------
                  Total liabilities                       (650)           (708)         (1,908)         -              (24)
                                                    ----------      ----------     -----------     ----------     --------
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS                  (43,343)        (29,509)         56,867        (33,909)      30,503
                                                    ----------      ----------     -----------     ----------     --------
NET ASSETS AVAILABLE FOR BENEFITS                   $2,484,397      $3,190,869     $13,368,532     $2,393,622     $705,901
                                                    ----------      ----------     -----------     ----------     --------
                                                    ----------      ----------     -----------     ----------     --------

            The accompanying notes are an integral part of this statement.

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996

                                                                                                              International
                                                                  Balanced        Equity         Kemper           Growth
                                                     Total          Fund        Index Fund     Growth Fund         Fund
                                                  -----------   ------------   ------------   ------------    -------------
ASSETS:

CASH                                              $     9,550    $      -       $       514    $      -       $      -

INVESTMENTS, AT FAIR VALUE:
  Value of interest in
    common/collective trusts                       17,800,301           -        17,800,301                          -
  Plan interest in Master Trust                    19,111,420           -              -              -              -
  Value of interest in registered                  51,333,801     19,022,388           -        12,599,572     11,226,715
    investment companies
  Corporate common stock                            3,247,307           -              -              -              -
  Loans to participants                             2,474,305           -              -              -              -
                                                  -----------    -----------    -----------    -----------    -----------
                  Total investments                93,967,134     19,022,388     17,800,301     12,599,572     11,226,715

RECEIVABLES:
  Employer contributions                              221,954         44,623         43,782         33,166         30,222
  Employee contributions                              227,204         44,267         45,830         35,973         33,078
  Sales pending settlement                             29,368           -              -              -              -
                                                  -----------    -----------    -----------    -----------    -----------
                  Total receivables                   478,526         88,890         89,612         69,139         63,300
                                                  -----------    -----------    -----------    -----------    -----------
                  Total assets                     94,455,210     19,111,278     17,890,427     12,668,711     11,290,015
                                                  -----------    -----------    -----------    -----------    -----------
LIABILITIES:

ACCRUED LIABILITIES                                   (17,850)        (3,169)        (2,819)        (2,003)        (1,240)
                                                  -----------    -----------    -----------    -----------    -----------
                  Total liabilities                   (17,850)        (3,169)        (2,819)        (2,003)        (1,240)
                                                  -----------    -----------    -----------    -----------    -----------
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS                  (5,546)       (90,397)       (88,485)      (231,374)      (133,530)
                                                  -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                 $94,431,814    $19,017,712    $17,799,123    $12,435,334    $11,155,245
                                                  -----------    -----------    -----------    -----------    -----------
                                                  -----------    -----------    -----------    -----------    -----------


                                                                                     Dole
                                                     Stable          Money          Common        Fidelity
                                                   Value Fund     Market Fund     Stock Fund     Growth Fund    Loan Fund
                                                  -----------     -----------     ----------     -----------    ----------
ASSETS:

CASH                                              $      -        $     -         $    9,036    $     -         $    -

INVESTMENTS, AT FAIR VALUE:
  Value of interest in
    common/collective trusts                             -              -               -             -               -
  Plan interest in Master Trust                    19,111,420           -               -             -               -
  Value of interest in registered                        -         2,334,544            -        6,150,582            -
    investment companies
  Corporate common stock                                 -              -          3,247,307          -               -
  Loans to participants                                  -              -               -             -          2,474,305
                                                  -----------     ----------      ----------    ----------      ----------
                  Total investments                19,111,420      2,334,544       3,247,307     6,150,582       2,474,305

RECEIVABLES:
  Employer contributions                               29,678          4,804           4,627        31,052            -
  Employee contributions                               33,513          5,176           4,930        24,437            -
  Sales pending settlement                               -              -             29,368          -               -
                                                  -----------     ----------      ----------    ----------      ----------
                  Total receivables                    63,191          9,980          38,925        55,489            -
                                                  -----------     ----------      ----------    ----------      ----------
                  Total assets                     19,174,611      2,344,524       3,295,268     6,206,071       2,474,305
                                                  -----------     ----------      ----------    ----------      ----------
LIABILITIES:

ACCRUED LIABILITIES                                    (7,346)          (356)            147        (1,064)           -
                                                  -----------     ----------      ----------    ----------      ----------
                  Total liabilities                    (7,346)          (356)            147        (1,064)           -
                                                  -----------     ----------      ----------    ----------      ----------
ACCRUED TRANSFERS BETWEEN FUNDS/PLANS                 173,888        384,987          75,738      (145,675)         49,302
                                                  -----------     ----------      ----------    ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS                 $19,341,153     $2,729,155      $3,371,153    $6,059,332      $2,523,607
                                                  -----------     ----------      ----------    ----------      ----------
                                                  -----------     ----------      ----------    ----------      ----------

            The accompanying notes are an integral part of this statement.

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                       Kemper      International
                                                         Balanced        Equity        Growth         Growth         Stable
                                             Total         Fund        Index Fund       Fund           Fund        Value Fund
                                         ------------   -----------    -----------   -----------   -------------   -----------
ADDITIONS:
  Investment income:
    Interest                             $    204,196   $        85    $       768   $       951    $        52    $     2,174
    Dividends                                  33,531         -              -             -              -              -
    Net appreciation(depreciation)
      in fair value of investments         15,581,977     4,110,484      6,127,393     2,241,438        878,960          -
    Plan interest in Master Trust
      investment income                     1,093,234         -              -             -              -          1,093,234
                                         ------------   -----------    -----------   -----------    -----------    -----------
          Total investment income          16,912,938     4,110,569      6,128,161     2,242,389        879,012      1,095,408
                                         ------------   -----------    -----------   -----------    -----------    -----------

  Contributions:
    Employee                                6,993,155     1,240,445      1,425,615       792,549        959,065      1,270,006
    Employer                                2,350,236       432,372        465,069       250,711        313,976        479,948
                                         ------------   -----------    -----------   -----------    -----------    -----------
          Total contributions               9,343,391     1,672,817      1,890,684     1,043,260      1,273,041      1,749,954
                                         ------------   -----------    -----------   -----------    -----------    -----------
          Total additions                  26,256,329     5,783,386      8,018,845     3,285,649      2,152,053      2,845,362
                                          -----------   -----------    -----------   -----------    -----------     ----------
DEDUCTIONS:
  Benefits paid to participants
       (net of repayment of loans)         (9,498,015)   (1,595,720)    (1,530,199)     (835,675)      (844,529)    (2,875,329)
  Administrative expenses                     (20,958)       (1,345)       (12,114)        -             (1,290)        (4,025)
                                         ------------   -----------    -----------   -----------    -----------    -----------
          Total deductions                 (9,518,973)   (1,597,065)    (1,542,313)     (835,675)      (845,819)    (2,879,354)
                                         ------------   -----------    -----------   -----------    -----------    -----------
TRANSFERS BETWEEN FUNDS/PLANS                 (49,136)    1,589,359      3,086,212   (14,885,308)     2,627,097      2,425,717
                                         ------------   -----------    -----------   -----------    -----------    -----------
NET INCREASE (DECREASE)                    16,688,220     5,775,680      9,562,744   (12,435,334)     3,933,331      2,391,725
NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                      94,431,814    19,017,712     17,799,123    12,435,334     11,155,245     19,341,153
                                         ------------   -----------    -----------   -----------    -----------    -----------
    End of year                          $111,120,034   $24,793,392    $27,361,867   $     -        $15,088,576    $21,732,878
                                         ------------   -----------    -----------   -----------    -----------    -----------
                                         ------------   -----------    -----------   -----------    -----------    -----------


                                                           Dole
                                            Money         Common         Fidelity
                                         Market Fund    Stock Fund      Growth Fund    Loan Fund     Bond Fund
                                         -----------    -----------     ------------   ----------    ---------
ADDITIONS:
  Investment income:
    Interest                             $        8     $     2,094     $        53    $  198,011    $    -
    Dividends                                 -              33,531           -             -             -
    Net appreciation(depreciation)
      in fair value of investments          120,731       1,021,538       1,096,427         -         (14,994)
    Plan interest in Master Trust
      investment income                       -               -               -             -             -
                                         ----------     -----------     -----------    ----------    --------
          Total investment income           120,739       1,057,163       1,096,480       198,011     (14,994)
                                         ----------     -----------     -----------    ----------    --------

  Contributions:
    Employee                                133,159         173,765         977,572         -          20,979
    Employer                                 52,636          53,467         298,385         -           3,672
                                         ----------     -----------     -----------    ----------    --------
          Total contributions               185,795         227,232       1,275,957         -          24,651
                                         ----------     -----------     -----------    ----------    --------
          Total additions                   306,534       1,284,395       2,372,437       198,011       9,657
                                         ----------     -----------     -----------    ----------    --------
DEDUCTIONS:
  Benefits paid to participants
       (net of repayment of loans)         (661,848)       (351,851)       (699,513)     (102,628)       (723)
  Administrative expenses                      (294)           (929)           (961)        -             -
                                         ----------     -----------     -----------    ----------    --------
          Total deductions                 (662,142)       (352,780)       (700,474)     (102,628)       (723)
                                         ----------     -----------     -----------    ----------    --------
TRANSFERS BETWEEN FUNDS/PLANS               110,850      (1,111,899)      5,637,237      (225,368)    696,967
                                         ----------     -----------     -----------    ----------    --------
NET INCREASE (DECREASE)                    (244,758)       (180,284)      7,309,200      (129,985)    705,901
NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                     2,729,155       3,371,153       6,059,332     2,523,607         -
                                         ----------     -----------     -----------    ----------    --------
    End of year                          $2,484,397      $3,190,869     $13,368,532    $2,393,622    $705,901
                                         ----------     -----------     -----------    ----------    --------
                                         ----------     -----------     -----------    ----------    --------

            The accompanying notes are an integral part of this statement.

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

1.       PLAN DESCRIPTION

The following is a summary description of the Tax Deferred Investment Plan (the "Plan") of Dole Food Company, Inc. and Participating Divisions ("Divisions") and Subsidiaries (collectively, the "Company"). It is provided here for general information purposes only. Participants should refer to the respective Plan agreement for a more complete description of the provisions of the Plan.

The Plan is a defined contribution plan sponsored by the Company. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         GENERAL

         The Company established the Plan to encourage eligible employees to save for retirement. Effective July 1, 1995, some salaried employees of the Company are eligible to participate in the Plan according to the provisions of each individual operating company. As of December 31, 1997 and 1996, there were approximately 1,759 and 2,019 active participants in the Plan, respectively.

         PLAN ADMINISTRATION

         The Company has assigned responsibility for the operation and administration of the Plan to the Corporate Compensation and Benefits Committee (the "Committee" or "Plan Administrator") of the Company's Board of Directors. The members of the Committee are appointed by the Company's Board of Directors.

         Mellon Bank, N.A. (the "Trustee") is the trustee for the Plan. Hewitt Associates LLC ("Hewitt") is the recordkeeper for the Plan.

         CONTRIBUTIONS

         The Company makes a matching contribution equal to 50 percent of the first 6 percent of salary contributed not to exceed a specified percent of compensation as defined in the operating company appendices of the

         Plan document. If the Company does not have sufficient current or accumulated net profits in any year to make the applicable matching contribution, it may choose not to make such contributions. This determination is made by the Board of Directors of the Company at its sole discretion.

         Participants may contribute 1 to 10 percent of pre-tax compensation, and participants may contribute an additional 1 to 5 percent of after-tax compensation in whole percentage increments.

         Participants may elect to have their contributions invested in any of the active investment funds described in Note 4. Also, eligible employees may roll over contributions from other Internal Revenue Service-qualified retirement plans as permitted by the Plan Administrator.

         VESTING

         Participants are immediately fully vested in both their contributions and employer contributions.

         BENEFITS

         Upon a participant's termination of employment with the Company, the participant's account may be distributed in a lump sum amount. Participants may elect to delay distribution until the month following the attainment of age 65. If a distribution election has not been received for a participant who has reached age 65, who is no longer an employee and whose account balance exceeds $3,500, a distribution shall be made as soon as administratively feasible.

         Amounts invested in the Dole Food Company, Inc. Common Stock Fund ("Dole Common Stock Fund") will, at the participant's or beneficiary's option, be distributed in the form of common stock (except that cash will be distributed in lieu of fractional shares and to the extent the Dole Common Stock Fund is invested in cash rather than stock) or entirely in cash. For purposes of a cash distribution, such common stock will be valued at the closing sale price on the New York Stock Exchange on the last day of the calendar month preceding the date of distribution. Amounts invested in other funds will be distributed in cash and valued as of the last day of the calendar month preceding the date of distribution.

         LOANS TO PARTICIPANTS

         Participants with an account balance are eligible to take a loan against their account. Loans may be used for any purpose but only one loan may be outstanding at any time. All loans are secured by the participant's vested account. A loan is considered to be in default when six or more biweekly loan payments are not paid by a participant. Defaulted loans are treated as a taxable distribution from the Plan.

         The maximum loan amount is limited to the lesser of: (a) 50 percent of the vested balance of the participant's account under the Plan, as of the month end preceding the loan application, or (b) $50,000, less any outstanding loan balance from any of the Company's plans during the prior 12 months. The amount that can be repaid (with interest) by payroll deductions may not exceed 25 percent of the participant's base pay. Loan terms range up to five years or up to ten years for the purchase of a primary residence. The interest rate charged on outstanding participant loans on December 31, 1997 range from 7 percent to 10 percent.

         Effective January 1, 1995, the minimum loan allowed is $1,000, based on a participant's minimum vested account value of $2,000 at the month end preceding the loan application.

         PARTICIPANT ACCOUNTS

         Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion of each participant's account balance to the total of all participants' account balances. Investment options are participant directed.

         WITHDRAWALS

         The following withdrawal options are available while a participant is actively employed:

         HARDSHIP:

         A withdrawal from a participant's account may be permitted if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. For purposes of the Plan, financial hardships may include the purchase of the participant's principal residence, payment of extraordinary medical expenses, the payment of the next 12 months of post-secondary educational tuition expenses, or the prevention of eviction or foreclosure of the participant's principal residence or any other purpose specified by the Internal Revenue Service as a deemed immediate and heavy financial need. All withdrawal requests are subject to the approval of the Plan Administrator and a twelve-month suspension of contributions to the Plan. Any request may be denied if the Plan Administrator believes the granting of the request would adversely affect the Plan.

         AFTER-TAX:

         The Plan allows a participant to withdraw all or part of any after-tax contributions, along with any pre-tax earnings on those contributions.

         ROLLOVER:

         A withdrawal of all or a portion of any rollover contributions in the plan, along with any pre-tax earnings on those contributions is also allowed.

         The amount of any withdrawal will be made in proportionate amounts from each of the investment funds in which the participant has funds invested.

         TRANSFERS BETWEEN FUNDS/PLANS

         A participant may elect to transfer all or a portion of his or her account balance to one or more of the active investment funds. In general, a transfer of funds initiated by the end of a month takes effect on the first business day of the next month. In addition, when a participant changes from hourly to salaried status, or visa versa, the assets associated with the participant are also transferred between the Plan and the Tax Deferred Investment Plan for Hourly Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The Plan's financial statements have been prepared on the accrual basis of accounting. Certain previously reported amounts have been reclassified to conform with current year presentation. The following accounting policies are applied:

         a. All investment funds are reported at their fair value based on quoted market prices as of the statement date. The fair value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. The net unrealized and realized appreciation or depreciation for the year is reflected as "Net appreciation (depreciation) in fair value of investments" in the accompanying Statement of Changes in Net Assets Available for Benefits With Fund Information. Participant loans are valued at cost which approximates fair value.

         b. Purchases and sales of securities are reflected on a trade-date basis. Brokerage commissions, stock transfer taxes, and all other expenses incurred in the sale and purchase of securities are included in the cost or subtracted from the gross proceeds of the assets of the respective funds, as appropriate. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         c. Investment advisory and trustee fees are paid by the Plan, unless paid by the Company.

         d. Realized/Unrealized gains and losses are computed based on the difference between the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the plan year and their fair value at the end of the year or at the time of sale for assets sold during the plan year.

         USE OF ESTIMATES

         The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         ADMINISTRATIVE EXPENSES

         Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan or trust fund, unless paid directly by the Company, will be paid by the Plan and will be charged against participants' accounts. Certain administrative expenses directly relating to participant accounts are specifically allocated and deducted from the participants' accounts.

3.       PLAN INTEREST IN MASTER TRUST

A portion of the Plan's investments are in a Master Trust which was established January 1, 1993, between the Company and the Trustee for the investment of the assets of the Plan and one other Company sponsored retirement plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 1997 and 1996, the Plan's interest in the net assets of the Master Trust was approximately 88 percent and 87 percent, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan.

The following table presents the aggregate fair values of investments held by and investment income earned by the Trust in which the plan owns an undivided interest as stated above.

                                                         December 31,
                                                 1997                   1996
                                          -------------------    -------------------
Investments at fair value:
  Interest-bearing cash                        $     331,604          $     300,000
  Value of interest in
    Stable Value Fund                             24,489,499             21,696,768
                                          -------------------    -------------------
                                               $  24,821,103          $  21,996,768
                                          -------------------    -------------------
                                          -------------------    -------------------

                                           For the year ended
                                           December 31, 1997
                                          -------------------
Investment income:
  Interest                                     $      18,639
  Net investment gain from
    Stable Value Fund                              1,309,189
                                          -------------------
                                               $   1,327,828
                                          -------------------
                                          -------------------

4.       INVESTMENT OPTIONS

A description of each fund is shown below.

                  BALANCED FUND

                  The objective of this fund is to preserve capital and provide current income while seeking long-term growth of both capital and income. Assets are invested in a broadly diversified portfolio of securities including common stocks, preferred stocks, corporate bonds and U.S. Government securities. As of December 31, 1997 and December 31, 1996 the Company was invested in the American Balanced Fund.

                  STABLE VALUE FUND

                  The objective of this fund is to preserve the invested principal and earn a reasonable rate of return. Assets are invested as deposits with various banks and insurance companies that are made at contracted rates of interest for fixed time periods. As of December 31, 1997 and December 31, 1996 the Company was invested in the Banker's Trust Pyramid GIC Fund.

                  EQUITY INDEX FUND

                  The objective of this fund is to replicate the performance of the Standard & Poor's 500 Composite Stock Price Index. As of December 31, 1997 and December 31, 1996 the Company was invested in the Barclays Global Investors Equity Index Fund.

                  MONEY MARKET FUND

                  The objective of this fund is to provide income on cash reserves while preserving capital and maintaining liquidity. Assets are invested in a high-quality portfolio of money market instruments which may include commercial paper, commercial bank obligations, savings association obligations, corporate bonds and notes, and securities of the U.S. Government. As of December 31, 1997 and December 31, 1996 the Company was invested in the Cash Management Trust of America.

                  GROWTH FUND

                  The objective of this fund is to achieve capital appreciation by investing primarily in common stock and securities convertible into common stock of those companies whose sales and earnings are increasing faster than the national average. As of December 31, 1997 and December 31, 1996 the Company was invested in the Fidelity Growth Company Fund and the Kemper Growth Fund.

                  INTERNATIONAL GROWTH FUND

                  The objective of this fund is to achieve long-term growth of capital by investing in securities of companies based outside the U.S. Under normal market conditions, the fund seeks to achieve this objective by investing primarily (at least 65 percent of its assets) in equity securities of issuers domiciled in Europe or the Pacific Basin. As of December 31, 1997 and December 31, 1996 the Company was invested in the EuroPacific Growth Fund.

                  BOND FUND

                  The objective of this fund is to maximize total return consistent with the preservation of capital and prudent investment management. The fund invests in a diversified portfolio of fixed income securities of varying maturities, which includes marketable corporate debt securities, U.S. Government securities, mortgage related securities, other asset-backed securities and cash or money market securities. Effective November 1, 1997, this fund was added to the Plan as an investment option. As of December 31, 1997 the Company was invested in the PIMCO Total Return Fund.

                  DOLE COMMON STOCK FUND

                  The objective of this fund is to invest in Dole Food Company, Inc. Common Stock.

5.       TAX STATUS OF THE PLAN

In 1994, the Company amended and restated the Plan for compliance with the Tax Reform Act of 1986 (the "1986 Act") and subsequent legislation, which provided for certain changes to the rules relating to the tax qualification of tax-exempt plans. Prior to restatement, the Plan Administrator believed that the Plan was administered and operated in a manner consistent with the 1986 Act and subsequent legislation. The Plan is qualified under the Internal Revenue Code as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service regarding the Plan's qualification on June 20, 1996. The Plan Administrator believes that the Plan is currently designed and being operated in a manner that qualifies it for continued tax-exempt status. Accordingly, no taxes have been provided for in the accompanying financial statements.

6.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.       PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             December 31,
                                                         1997              1996
                                                    -------------     ------------
Net assets available for benefits per the
  Financial statements                              $111,120,034      $94,431,814
Amounts allocated to withdrawing
  Participants                                        (2,113,647)        (409,299)
                                                    -------------     ------------
Net assets available for benefits per the
  Form 5500                                         $109,006,387      $94,022,515
                                                    -------------     ------------
                                                    -------------     ------------

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                   Year ended
                                                               December 31, 1997
                                                               -----------------
Benefits paid to participants per the financial
  Statements                                                      $ 9,498,015
Add:  Amounts allocated to withdrawing participants at
  December 31, 1997                                                 2,113,647
Less:  Amounts allocated to withdrawing participants at
  December 31, 1996                                                  (409,299)
                                                                 --------------
Benefits paid to participants per the Form 5500                   $11,202,363
                                                                 --------------
                                                                 --------------

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                     SCHEDULE I


                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES

                                 EIN: 99-0035300

                                     PLAN 60


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997

   Identity of Issuer, Borrower,                                                                                     Fair
     Lessor, or Similar Party                       Description of Investment                        Cost           Value
--------------------------------------    ------------------------------------------------     -------------   ---------------
 Barclays Global Investors Money
   Market Fund                            Interest-bearing Cash                                 $      8,713    $      8,713

 EB Temporary Investment Fund             Interest-bearing Cash                                        7,997           7,997

 American Funds                           American Balanced Fund                                  21,355,287      24,405,774

 Wells Fargo Bank, N.A.                   Wells Fargo Equity Index Fund                           15,265,380      27,126,059

 American Funds                           EuroPacific Growth Fund                                 13,832,384      15,146,509

 Bankers Trust                            Stable Value Fund                                       21,872,714      21,872,714

 American Funds                           Cash Management Trust of America Fund                    2,506,096       2,506,095

*Dole Food Company, Inc.                  Dole Common Stock Fund                                   1,442,225       3,112,800

 Fidelity Institutional Retirement
   Services Co.                           Fidelity Growth Fund                                    13,125,794      13,217,004

 PIMCO                                    PIMCO Total Return Fund                                    685,854         670,593
*Loans from plan participants             Participant loans, interest rates ranging from
                                             7 to 10 percent, due 1997-2007                              -         2,427,531
                                                                                                 -----------    ------------
                                                                                                 $90,102,444    $110,501,789
                                                                                                 -----------    ------------
                                                                                                 -----------    ------------

      *Party-In-Interest

                                                                   SCHEDULE II

                          TAX-DEFERRED INVESTMENT PLAN

                         OF DOLE FOOD COMPANY, INC. AND

                    PARTICIPATING DIVISIONS AND SUBSIDIARIES

                                 EIN: 99-0035300

                                     PLAN 60


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                 Purchases                              Sales
                                                         ------------------------ ------------------------------------------------
                                                           Number of   Purchase     Number of     Selling     Cost of
Identity of Party Involved      Description of Asset     Transactions   Price     Transactions     Price       Asset     Net Gain
--------------------------   --------------------------  ------------ ----------- ------------ ------------ ----------- ----------
SINGLE TRANSACTIONS:

 None


SERIES OF TRANSACTIONS:

Mellon Bank, N.A.            American Balanced Fund            57     $5,860,485       21      $ 2,152,754   $1,822,754  $330,000

Mellon Bank, N.A.            Cash Management Trust of
                               America Fund                    50      1,144,990       23          973,439      973,439     -

Mellon Bank, N.A.            EuroPacific Growth Fund           60      5,807,177       19        1,520,268    1,299,972   220,296

Mellon Bank, N.A.            Fidelity Growth Fund              60      8,488,305       18        1,281,681    1,139,501   142,180

Mellon Bank, N.A.            Kemper Growth Fund                34      1,293,681       23       16,134,590   14,835,788 1,298,802

Mellon Bank, N.A.            Wells Fargo Equity
                               Index Fund                      20      1,616,318       15        1,616,318    1,616,318     -

Mellon Bank, N.A.            PIMCO Total Return Fund           10        690,502        2            4,652        4,648         4

Mellon Bank, N.A.            Dole Common Stock Fund            34        728,280       21        1,728,866      796,026   932,840

Mellon Bank, N.A.            Temporary Investment Fund         79        829,589       47          832,945      832,945     -

Mellon Bank, N.A.            Wells Fargo Equity
                               Index Fund                      51      5,180,399       18        1,982,031    1,144,298   837,733

Note:  Series of transactions may include single transactions greater than 5%